AIRSELFIE, INC.

Consolidated financial statement for the period ended
March 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

Independent Accountant's Review Report

To the Board of Directors
AirSelfie, Inc.
Minneapolis, Minnesota

We have reviewed the accompanying consolidated financial statements of AirSelfie, Inc., which comprise the consolidated balance sheet as of March 31, 2020, and the related consolidated statement of income, consolidated statement of retained earnings and consolidated statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
April 9, 2020

AIRSELFIE, INC.
CONSOLIDATED BALANCE SHEET
MARCH 31, 2020

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	68,435
Accounts receivable, net		36,262
Stock subscription receivable		100
Deferred expenses		719,228
Due from related parties		36,588
TOTAL CURRENT ASSETS		860,613

PROPERTY AND EQUIPMENT

Property and equipment, net	57,625
Intangible assets, net	19,235
	76,860

OTHER ASSETS

Deposits	990
	990

TOTAL ASSETS	$	938,463

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	635,609
Deferred revenue		2,085,034
Loan payable - related party		116,000
Due to related party		16,343
TOTAL CURRENT LIABILITIES		2,852,986
TOTAL LIABILITIES		2,852,986

SHAREHOLDERS' EQUITY

Preferred stock, authorized 1,500,000 shares, issued and outstanding nil, $0.0001 par value	-
Common stock, authorized 3,500,000 shares, issued and outstanding 1,000,000, $0.0001 par value	100
Retained earnings	(1,914,623)
TOTAL SHAREHOLDERS' EQUITY	(1,914,523)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	938,463

See independent accountant's review report and accompanying notes to financial statements.

AIRSELFIE, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
MARCH 31, 2020

REVENUES	$	572,565
COST OF GOODS SOLD		419,310
GROSS PROFIT		153,255
OPERATING EXPENSES		
Advertising and marketing		820,021
Operating and managerial		641,006
Selling expenses		176,609
Legal and professional		171,242
General and administrative		166,182
Bank and financing fees		52,213
Production certification		19,491
Depreciation and amortization expense		13,338
TOTAL OPERATING EXPENSES		2,060,102
NET OPERATING LOSS		(1,906,847)
NET LOSS BEFORE INCOME TAXES		(1,906,847)
INCOME TAX EXPENSE		(659)
NET LOSS	$	(1,907,506)
OTHER COMPREHENSIVE LOSS		
Foreign currency translation loss		(7,117)
TOTAL COMPREHENSIVE LOSS	$	(1,914,623)

See independent accountant's review report and accompanying notes to financial statements.

AIRSELFIE, INC.
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
MARCH 31, 2020

| | Common Stock | | Retained Earnings | |
	Shares	Amount	(Accumulated Deficit)	Total
BEGINNING BALANCE, MAY 2, 2019 (INCEPTION)	-	$ -	$ -	$ -
Issuance of common stock	1,000,000	100	-	$ 100
Other comprehensive loss	-	-	(7,117)	$ (7,117)
Net income	-	-	(1,907,506)	$ (1,907,506)
ENDING BALANCE, MARCH 31, 2020	1,000,000	$ 100	$ (1,914,623)	$ (1,914,523)

See auditor's report and accompanying notes to financial statements.

AIRSELFIE, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
MARCH 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (1,914,623)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization expense	13,338
(Increase) decrease in assets:	
Accounts receivable, net	(36,262)
Stock subscription receivable	(100)
Deferred expenses	(719,228)
Due from related parties	(36,588)
Deposits	(990)
Increase (decrease) in liabilities:	
Accounts payable	635,609
Deferred revenue	2,085,034
Due to related party	16,343
CASH PROVIDED BY OPERATING ACTIVITIES	42,533
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	(27,698)
Cash used to purchase fixed assets	(62,500)
CASH USED FOR INVESTING ACTIVITIES	(90,198)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of notes payable - related party	116,000
Issuance of common stock	100
CASH PROVIDED BY FINANCING ACTIVITIES	116,100
NET INCREASE IN CASH	68,435
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 68,435

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from inception (May 2, 2019) through March 31, 2020.

AireSelfie, Inc. was incorporated in the State of Delaware on May 2, 2019.

AirSelfie Operations LLC was incorporated in the State of Delaware on May 7, 2019. AirSelfie Operations LLC is wholly owned and operated by AirSelfie, Inc.

The Company is the creator of AIR PIX, allowing anyone to take stunning aerial HD Selfie photos and videos at an affordable cost. Air Pix is the easiest and most affordable way for anyone to capture every day and special moments while staying completely immersed in their life. With AIR PIX, users will get feature and performance found in other devises that are more than twice the price.

Fiscal Year
The Company operates on a April 30th year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of AirSelfie, Inc. and AireSelfie Operations, LLC. (collectively, the "Company). AirSelfie Operations, LLC is fully owned by AirSelfie, Inc.. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of March 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of March 31, 2020, the Company believed all amounts in accounts receivable are collectable.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Production equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of software development costs, which are amortized over five years. Amortization expense for the period ending March 31, 2020 was $8,463.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Massachusetts.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $572,565 in revenue from inception of May 2, 2019 through March 31, 2020.

Advertising Expenses
The Company expenses advertising costs as they are incurred. Included in advertising expenses are costs associated with a marketing/sales campaign with Indiegogo amounting to $413,618. The Company does not expect to incur these additional marketing fees again in 2020.

1.   **Summary of Significant Accounting Policies (continued)**

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Property and Equipment**

Property and equipment consisted of the following at March 31, 2020:

Property and equipment at cost:	
Production Equipment	$ 62,500
	62,500
Less: Accumulated depreciation	4,875
Total	$ 57,625

Depreciation expense recorded for the period ending December 31, 2019 was $4,875.

4.   **Due from Related Parties**

During 2019, the Company has loaned $36,588 to AirSelfie Limited, a sister company of AirSelfie, Inc. Both companies are controlled by AirSelfie Holdings Limited, a UK based company. There are no interest, minimum monthly payments or maturity dates on the amounts due from AirSelfie Limited.

See independent accountant's review report.

4.   **Due to Related Parties**

During 2019, the Company has borrowed $16,243 from AirSelfie NA LLC, a sister company of AirSelfie, Inc. Both companies are controlled by AirSelfie Holdings Limited, a UK based company. There are no interest, minimum monthly payments or maturity dates on the amounts due to AirSelfie NA LLC.

AirSelfie Inc, owes AirSelfie Operations, LLC, its fully owned subsidiary, $100 for the common stock purchase. The Company plans to pay this amount to the subsidiary in April 2020.

5.   **Note Payable - Related Party**

Since inception, the majority shareholder of the Company has provided loans to the Company valued at $116,000 as of March 31, 2020. There is no interest, no minimum monthly payments and no maturity dates. Management intends to pay back the loan within the next year.

6.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 3,500,000 shares, consisting of 3,500,000 shares of Common Stock, $0.0001 par value per share. As of March 31, 2020, 1,000,000 shares have been issued and are outstanding.

Preferred Stock
Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 1,500,000 shares, consisting of 1,500,000 shares of Preferred Stock at $0.0001 par value per share. As of March 31, 2020, 1,500,000 shares have been authorized, and none have been issued or are outstanding.

7.   **Subsequent Events**

The Company has evaluated subsequent events through April 9, 2020 the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.